UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 2)

Coty Inc.

(Name of Subject Company)

Coty Inc.

(Name of Persons Filing Statement)

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

222070203

(CUSIP Number of Class of Securities)

Greerson G. McMullen

Chief Legal Officer, General Counsel and Secretary

Coty Inc.

350 Fifth Avenue

New York, New York 10118

(212) 389-7300

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

Copies to:

Brian J. Fahrney	John H. Butler
Scott R. Williams	Sidley Austin LLP
Christopher R. Hale	787 Seventh Avenue
Sidley Austin LLP	New York, New York 10019
One South Dearborn Street	(212) 839-5300
Chicago, Illinois 60603
(312) 853-7000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, including pursuant to this Amendment, the “Schedule 14D-9”) originally filed by Coty Inc., a Delaware corporation (the “Company”), with the Securities and Exchange Commission on February 27, 2019. Except to the extent specifically provided in this Amendment, the information set forth in the Schedule 14D-9 is not being amended hereby. Capitalized terms used in this Amendment but not defined shall have the meanings specified in the Schedule 14D-9.

Item 8.	Additional Information.

Item 8. “Additional Information” is hereby amended as follows:

The second and third sentences in the fourth paragraph under the section entitled “Additional Information—Regulatory Approvals” are hereby amended and restated in their entirety as follows:

Offeror has informed the Company that merger control or competition law filings outside of the U.S. are required of Offeror or its affiliates in various jurisdictions, including Brazil, Canada, China, the European Union, Mexico, Russia, South Africa, Turkey and Ukraine before the purchase of Shares in the Offer may be completed. As of March 28, 2019, Offeror has informed the Company that all required regulatory approvals, clearances or applicable waiting periods have been received or expired in all relevant jurisdictions other than Russia.

The following is added as a new section immediately prior to the section beginning with the heading “Additional Information—Forward-Looking Statements”:

Other Matters

On March 20, 2019, a putative stockholder, Charles Waddell, served on the Company a demand to inspect the books and records of the Company pursuant to Section 220 of the DGCL. On March 26, 2019, another putative stockholder, John Bicanich, served a substantially identical demand on the Company. Each demand seeks to inspect documents as part of a purported investigation of possible breaches of fiduciary duty by the Board in connection with the Offer.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Coty Inc.

By:	/s/ Greerson G. McMullen
Greerson G. McMullen
Chief Legal Officer, General Counsel and Secretary

Dated: March 28, 2019